SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________
SCHEDULE 13E-3
RULE 13E-3 TRANSACTION STATEMENT
Under Section 13(e) of the Securities Exchange Act of 1934
Amendment No. 2
_______________
EXACTECH, INC.
(Name of Issuer)
_______________
Exactech, Inc.
R. William Petty, M.D.
Mr. David Petty
Mrs. Betty Petty
Prima Investments, Limited Partnership
Miller Family Holdings, LLC
Mr. Bruce Thompson
Mr. Joel C. Phillips
Ms. Donna Edwards
Chris Roche
Steve Szabo
Osteon Holdings, Inc.
Osteon Merger Sub, Inc.
TPG Partners VII, L.P.
(Name of Persons Filing Statement)
_______________
Common Stock, par value $0.01 per share
(Title of Class of Securities)
_______________

30064E109
(CUSIP Number of Class of Securities)
_______________

R. William Petty, M.D.
Mr. David Petty
Mrs. Betty Petty
Prima Investments, Limited Partnership
Miller Family Holdings, LLC
Mr. Bruce Thompson
Mr. Joel C. Phillips
Ms. Donna Edwards
Mr. Chris Roche
Mr. Steve Szabo
c/o Exactech, Inc. Exactech, Inc.
2320 NW 66th Court
Gainesville, Florida 32653

Osteon Holdings, Inc. Osteon Merger Sub, Inc. TPG Partners VII, L.P. c/o TPG Capital, L.P. 301 Commerce Street Suite 3300 Fort Worth, TX 76102
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)
_______________

With copies to:
Greenberg Traurig, P.A. 333 S.E. 2nd Avenue Suite 4400 Miami, FL 33131 (305) 579-0500 Attn: Jaret L. Davis, Esq. Drew M. Altman, Esq. Davisj@gtlaw.com Altmand@gtlaw.com	Greenberg Traurig, LLP MetLife Building 200 Park Avenue New York, NY 10166 (212) 801-9200 Attn: Clifford E. Neimeth, Esq. Neimethc@gtlaw.com	Ropes & Gray LLP Three Embarcadero Center San Francisco, California 94111 Attn: Jason S. Freedman, Esq. Paul S. Scrivano, Esq. Jason.freedman@ropesgray.com Paul.scrivano@ropesgray.com
This statement is filed in connection with (check the appropriate box):

☒	The filing of solicitation materials on an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	The filing of a registration statement under the Securities Act of 1933.

☐	A tender offer.

☐	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$737,057,000	$91,763.97

*	Set forth the amount on which the filing fee is calculated and state how it was determined.

*
In accordance with Rule 0-11 promulgated under the Securities Exchange Act of 1934, as amended, the filing fee set forth below was determined to be an amount equal to 0.0001245 multiplied times the aggregate merger consideration of $737,057,000, comprising the sum of (A) the product of 14,413,421 shares of common stock outstanding as of December 1, 2017 multiplied times the per share merger consideration of $49.25, plus (B) the product of 964,732 shares of common stock underlying Exactech, Inc. stock options, multiplied times $27.61 (the difference between the per share merger consideration and the weighted average exercise price of such options), plus (C) the product of 11,419 shares of common stock subject to outstanding options granted under the ESPP multiplied times the per share merger consideration of $49.25.

☒
Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule, and the date of its filing.

Amount Previously Paid: $91,763.97	Filing Party: Exactech, Inc.
Form or Registration No.: Schedule 14A	Date : December 4, 2017

Introduction
This Amendment No. 2 (this “Final Amendment”) to the Rule 13E-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (the “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 13e-3(d)(3) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations thereunder, the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (i) Exactech, Inc., a Florida corporation (the “Company”) and the issuer of the common stock, $0.01 par value (the “Common Stock”) that constitute the class of securities of the Company that is the subject of the Rule 13E-3 transaction, (ii) Osteon Holdings, Inc., a Delaware corporation (“Parent”), (iii) Osteon Merger Sub, Inc., a Florida corporation and wholly owned subsidiary of Parent (“Merger Sub”), (iv) TPG Partners VII, L.P., a Delaware limited partnership and affiliate of Parent and Merger Sub (the “Fund”, and collectively with Parent and Merger Sub, the “TPG Parties”), (v) R. William Petty, M.D., Executive Chairman and Chairman of the Board (“Dr. Petty”), (vi) David Petty, Chief Executive Officer, President and a Director of the Company (“Mr. Petty”), (vii) Betty Petty, Corporate Secretary of the Company (“Mrs. Petty”), (viii) Prima Investments, Limited Partnership, a limited partnership 100% owned and controlled by Dr. Petty, Mr. Petty and Mrs. Petty (“Prima Investments”), (ix) Miller Family Holdings, LLC, a Florida limited liability company wholly owned by Dr. Gary J. Miller, Executive Vice President, Research and Development, his wife and his children (“Miller Holdings”), (x) Mr. Bruce Thompson, Senior Vice President-Strategic Initiatives of the Company (“Mr. Thompson”), (xi) Mr. Joel C. Phillips, Chief Financial Officer of the Company (“Mr. Phillips”), (xii) Ms. Donna Edwards, Vice President-Legal (“Ms. Edwards”), (xiii) Mr. Chris Roche, Director of Engineering, Extremities of the Company (“Mr. Roche”) and (xiv) Steve Szabo Vice President of Marketing, Large Joints of the Company (“Mr. Szabo”). Dr. Petty, Mr. Petty, Mrs. Petty, Prima Investments, Miller Holdings, Mr. Thompson, Mr. Phillips, Ms. Edwards, Mr. Roche and Mr. Szabo are collectively referred to herein as the “Rollover Investors”. The TPG Parties are Filing Persons of this Transaction Statement because they may be deemed to be affiliates of the Company under a possible interpretation of the SEC rules governing “going-private” transactions.
This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Transaction Statement.
Item 15. Additional Information
Item 15(c) is hereby amended and supplemented as follows:
On February 13, 2018, at a special meeting of Exactech’s shareholders, Exactech’s shareholders approved, by the affirmative vote (in person or by proxy) of the holders of a majority of the outstanding shares of Exactech common stock entitled to vote thereon, a proposal to approve the Agreement and Plan of Merger, dated as of October 22, 2017, by and among Exactech, Parent and Merger Sub (the “Merger Agreement”).
On February 14, 2018, Exactech and Merger Sub filed Articles of Merger with the Secretary of State of the State of Florida, pursuant to which Merger Sub was merged with and into Exactech (the “Merger”), with Exactech surviving the Merger as an indirect wholly owned subsidiary of Parent.
At the effective time of the Merger, (a) each share of Exactech’s common stock (other than certain shares as set forth in the Merger Agreement) was converted into the right to receive $49.25 in cash, without interest thereon and (b) the separate corporate existence of Merger Sub ceased.
As a result of the Merger, Exactech’s common stock has ceased to trade on The NASDAQ Global Market (“NASDAQ”) as of the close of trading on February 14, 2018 and became eligible for delisting from NASDAQ and termination of registration under the Exchange Act pursuant to Rules 12g-4(a)(1) and 12h-3(b)(1)(i). Accordingly, Exactech has requested that NASDAQ file an application on Form 25 with the SEC to report that Exactech is no longer listed on NASDAQ and Exactech will file a Certification and Notice of Termination of Registration on Form 15 with the SEC in order to deregister Exactech common stock and suspend its reporting obligations under the Exchange Act.
In addition, on February 14, 2018, Exactech issued a press release announcing the consummation of the Merger and such press release is filed as Exhibit (a)(8) hereto.
Item 16. Exhibits
Item 16 is hereby amended and restated in entirety as follows:
(a)(1) Definitive Proxy Statement of Exactech, Inc. (incorporated by reference to the Schedule 14A filed with the SEC on January 16, 2018)

(a)(2) Form of Proxy Card (incorporated herein by reference to the Proxy Statement)
(a)(3) Letter to Shareholders (incorporated herein by reference to the Proxy Statement)
(a)(4) Notice of Meeting of Shareholders (incorporated herein by reference to the Proxy Statement)
(a)(5) Press Release issued by Exactech, Inc., dated October 23, 2017, (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on October 23, 2017)
(a)(6) Press Release issued by Exactech, Inc., dated October 30, 2017, (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on October 30, 2017)
(a)(7) Press Release issued by Exactech, Inc., dated December 4, 2017, (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on December 4, 2017)
(a)(8) Press Release issued by Exactech, Inc., dated February 14, 2018, (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on February 14, 2018)
(c)(1) Opinion of J.P. Morgan Securities LLC, dated December 2, 2017 (incorporated herein by reference to Annex B of the Proxy Statement)
(d)(1) Composite of Agreement and Plan of Merger, dated as of October 22, 2017, as amended by Amendment No. 1 thereto, dated December 3, 2017 by and among Exactech, Inc., Osteon Holdings, L.P., and Osteon Merger Sub, Inc. (incorporated herein by reference to Annex A of the Proxy Statement)
(d)(2) Composite of Equity Commitment Letter, dated as of October 22, 2017, as amended by First Amendment thereto, dated December 3, 2017 by and among Exactech, Inc., TPG Partners VII, L.P. and Osteon Holdings, L.P. (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on December 4, 2017)
(d)(3) Composite of Rollover and Voting Agreement, dated October 22, 2017, by and between Osteon Holdings, L.P. and the Company shareholders thereto as amended by Amendment No. 1 thereto, dated December 3, 2017 (incorporated herein by reference to Annex D of the Proxy Statement)
(f)(1) Text of Sections 607.1301 through 607.1333 of the Florida Business Corporations Act (incorporated herein by reference to Annex C of the Proxy Statement)

After due inquiry and the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated as of February 14, 2018

EXACTECH, INC.

By:	/s/ William Petty
Name:	William Petty
Title:	Executive Chairman

/s/ William Petty
William Petty, M.D.

/s/ Betty Petty
Betty Petty

/s/ David W. Petty
David W. Petty

PRIMA INVESTMENTS, LIMITED PARTNERSHIP

By:	/s/ William Petty
Name:	William Petty
Title:	Prima Investments, Inc. General Partner

MILLER FAMILY HOLDINGS, LLC

By:	/s/ Gary Miller
Name:	Dr. Gary Miller
Title:	Manager and President MFH, Inc.

/s/ Bruce Thompson
Mr. Bruce Thompson

/s/ Joel C. Phillips
Mr. Joel C. Phillips

/s/ Donna Edward
Ms. Donna Edwards

/s/ Chris Roche
Mr. Chris Roche

/s/ Steve Szabo
Mr. Steve Szabo

OSTEON HOLDINGS, INC.

By:	/s/ Michael LaGatta
Name:	Michael LaGatta
Title:	Vice President

OSTEON MERGER SUB, INC.

By:	/s/ Michael LaGatta
Name:	Michael LaGatta
Title:	Vice President

TPG PARTNERS VII, L.P.

By:	TPG Genpar VII, L.P., its general partner

By:	TPG Genpar VII Advisors, LLC, its general partner
By:	/s/ Michael LaGatta
Name:	Michael LaGatta
Title:	Vice President